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                                   EXHIBIT 11

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                        COMPUTATION OF EARNINGS PER SHARE

In thousands, except per-share amounts                                   Year Ended December 31,
                                                             2002                 2001                 2000
                                                          ---------             --------            --------
BASIC:
Net income (loss) applicable to common
     stockholders (1)                                     $(71,860)             $245,792            $195,153
Weighted-average number of common shares
     outstanding                                            59,782                62,962              60,070
Assumed conversion of convertible preferred
     stock                                                      --                34,679              29,164
                                                          --------              --------            --------
Basic common shares                                         59,782                97,641              89,234
                                                          ========              ========            ========
Net income (loss) per share                               $  (1.20)             $   2.52            $   2.19

DILUTED:

Net income (loss) applicable to common
     stockholders  (1)                                    $(71,860)             $245,792            $195,153
                                                          ========              ========            ========
Weighted-average number of common shares
     outstanding                                            59,782                62,962              60,070
Net effect of assumed exercise of stock
     options based on treasury stock method
     using average market price                                 --                 1,725               3,348
Assumed conversion of convertible preferred
     stock                                                      --                34,679              29,164
                                                          --------              --------            --------
Diluted common shares                                       59,782                99,366              92,582
                                                          ========              ========            ========
Net income (loss) per share                               $  (1.20)             $   2.47            $   2.11


(1) The earnings per share calculation for the year ended December 31, 2002 excludes the assumed conversion of the convertible preferred stock and the outstanding stock options, as they are anti-dilutive. For the years ended December 31, 2001 and 2000, diluted earnings per share is calculated by adding back the Series C convertible preferred dividends of $34.8 million and $31.6 million, respectively. In determining the number of dilutive shares outstanding, the Series C convertible preferred stock is assumed to have been converted into 34.7 million and 29.2 million common shares at the beginning of the years ended December 31, 2001 and 2000, respectively.